(d)(2)(E)(i)

February 8, 2019

Shannon McVeigh, CIMA®

Vice President, Insurance & Subadvisory

Financial Institutions Group

Franklin Templeton Investments

280 Park Avenue, 6th Floor, New York, NY 10017

Dear Ms. McVeigh:

On Friday, January 25, 2019, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the termination of the Sub-Advisory Agreement for VY® Franklin Income Portfolio (the “Portfolio”), a series of VIT.  This letter is to inform you that the Sub-Advisory Agreement, dated May 1, 2017, among VIT, Voya Investments, LLC, and Franklin Advisers, Inc. (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective at the close of business on April 30, 2019.

Pursuant to Section 16, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth transition.  We look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investors Trust